Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Epilog Imaging Systems, Inc.
75 E. Santa Clara Street, Suite 600
San Jose, CA 95113
www.epilog.com

Up to $4,999,998.72 in Common Stock at $2.83
Minimum Target Amount: $10,001.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Epilog Imaging Systems, Inc.
Address: 75 E. Santa Clara Street, Suite 600, San Jose, CA 95113
State of Incorporation: DE
Date Incorporated: June 28, 2010

Terms:

Equity

Offering Minimum: $10,001.22 | 3,534 shares of Common Stock
Offering Maximum: $4,999,998.72 | 1,766,784 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.83
Minimum Investment Amount (per investor): $192.44

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Past Investor Bonus

Investors who have already invested in the company will receive 5% bonus shares

Time Based

10% in the first week

5% in the second week

Amount Based

$350+ | Receive a free exclusive owners T-shirt

$1,250+ | Above + 50% off SideCar (limit 1)

$2,500+ | Above + free exclusive SideCar sweater

$5,000+ | Above + free SideCar

$10,000+ | Above + extra 10% bonus shares

$25,000+ | Above + video call with founding team

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Epilog Imaging Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.83/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $283. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Past Investor Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Epilog's core technology is a way to make ultra-high resolution AI cameras at low cost. Instead of using multiple cameras and stitching the images together, which takes lots of computing power and introduces latency, we use multiple image sensors behind a single lens. Our AI technology processes the images in-camera to gain insight into the scene.

We have 10 patents around this technology, mostly centered on ways to capture video with maximum resolution and minimal cost (*See note 3 to Financial Statements*).

Our first product is SideCar, a retrofit device to make existing cars self-driving. Installation takes a few minutes, doesn't void your car's warranty, and can be easily removed. Activate cruise control and SideCar takes over gas, steering, and brake until you take back control. It uses driver monitoring to make sure the driver is paying attention.

SideCar costs $999 and we plan to sell direct-to-consumer. Once we have established a market we can approach car manufacturers and try to partner with them to integrate our technology into new cars.

In 07/08/2021 we created a wholly-owned subsidiary, Aperis, LLC . The subsidiary is centered around AI health products such as a remote thermometer system to take people's temperatures at businesses such as restaurants.

Epilog was originally founded as Biotronix Corporation in 2010 as a holding company and later changed its name to Epilog Imaging Systems, Inc. on July 27th, 2015 at which point it began operations.

Previous StartEngine Offerings

We have completed a Reg CF and Reg A+ offering through StartEngine, raising a combined total of $3,869,972.15.

SeedInvest Offering

In 2019, Epilog conducted a crowd fundraising campaign with SeedInvest to raise $1.5M. The proceeds were intended to develop and market Sherpa (the self-driving product). We did a side-by-side Reg CF and Reg D, and $600K was the combined goal. The Reg CF minimum of $25K was exceeded but the overall campaign goal of $600K was not. We decided not to accept the funds from both campaigns as we didn't raise enough to help develop and market Sherpa.

Change of D&O in 2023

Lance Mojaver is expected to take over as CEO from Michael Mojaver at the beginning January 2023. Michael will remain on the board and act as Secretary and Treasurer.

Competitors and Industry

The self-driving industry is split into two segments, robotaxis (Waymo, Cruise) and consumer cars (Tesla). Competing solutions use a complex patchwork of sensors and AI whereas a single SideCar device excels at a lower cost. For example, Tesla uses 8 cameras with 5 of them looking forward to navigate traffic. Self-driving taxis (Waymo, Cruise, etc.) add LiDAR at a cost of tens of thousands of dollars. High-quality imaging is also possible from Hollywood type cameras, e.g. red.com, but these lack any AI capability and cost tens to hundreds of thousand dollars each.

If you want a self-driving car today you have to buy a Tesla, but there are millions of cars on the road with electronic steering, braking, and throttle that can be controlled by SideCar. For example SideCar can be installed in a Toyota Corolla, a car half the price of the cheapest Tesla.

Our total addressable market size is multi-billion (millions of cars * SideCar MSRP of $999), and we plan to manufacture and sell as many SideCars as we can. We believe when we sell a few thousand we can make a dent in the yearly sales of competing manufacturers for our supported vehicles. For instance, if we can show Honda that 1000 people bought a Camry instead of a Civic because Camry is supported by SideCar, that's showing Honda we caused them to lose at least $22,550,000 in revenue ($22,550 (Civic MSRP) * 1000).

We believe this would create an incentive for Honda to partner with us to develop a version for them and opens the door to similar deals/an acquisition from other carmakers.

Current Stage and Roadmap

We are in the process of manufacturing the first 1000 units of SideCar. We expect to take delivery in early 2023 and will begin selling direct to consumer. Once we grow revenue we plan to explore ways to manufacture the next 10,000 units, possibly through a public offering or debt financing.

The Team

Officers and Directors

Name: Michael Mojaver

Michael Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Secretary/Treasurer
  Dates of Service: June, 2010 - Present
  Responsibilities: Responsible for the efficient administration and ensuring compliance with statutory and regulatory requirements. Salary: $120,000

- **Position:** Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. Equity 250,000 shares/year

Name: Lance Mojaver

Lance Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June, 2015 - Present
  Responsibilities: Manage the company's overall technology. Salary $150,000 Equity 200,000 shares/year. Lance Mojaver is expected to take over as CEO from Michael Mojaver at the beginning January 2023. Michael will remain on the board and act as Secretary and Treasurer.

Name: Rony Greenberg

Rony Greenberg's current primary role is with Sqream. Rony Greenberg currently services n/a hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: January, 2021 - Present
Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. No cash salary, Equity 75,000 shares/year

Other business experience in the past three years:

- **Employer:** Sqream
Title: Chief Business Development Officer
Dates of Service: March, 2021 - Present
Responsibilities: Build relationships with other companies to drive sales.

Name: Kelly Stopher

Kelly Stopher's current primary role is with Palouse Advisory Partners, LLC. Kelly Stopher currently services Part time hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
Dates of Service: November, 2021 - Present
Responsibilities: Manage accounts, salary $48,000

Other business experience in the past three years:

- **Employer:** Palouse Advisory Partners, LLC
Title: Managing Member
Dates of Service: January, 2018 - Present
Responsibilities: Perform accounting duties

Other business experience in the past three years:

- **Employer:** Star Gold Corp.
Title: Chief Financial Officer
Dates of Service: October, 2010 - Present
Responsibilities: Prepare financial statements

Name: Marc Munford

Marc Munford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Business Development

Dates of Service: November, 2016 - Present
Responsibilities: Manage business relationships, salary $72,000

Other business experience in the past three years:

- **Employer:** ArionBio Inc.
  Title: Business Development
  Dates of Service: January, 2020 - Present
  Responsibilities: Build relationships with other companies to drive sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $4,999,998.72 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing products related to artificial intelligence (AI) vision systems. Our revenues are therefore dependent upon the market for customers and corporations interested in AI vision systems and related technology.

We may never have an operational product or service
It is possible that there may never be an operational Sherpa or Ultimax programs or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will

not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Sherpa and/or Ultimax. Delays or cost overruns in the development of our Sherpa and/or Ultimax and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Epilog Imaging systems was formed on 6/28/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epilog Imaging Systems, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sherpa and/or Ultimax is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Epilog Imaging Systems, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Epilog Imaging Systems, Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Mojaver	10,750,000	Common Stock	65.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,766,784 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 21,149,804 outstanding.

Voting Rights

Voting rights: Each share is entitled to 1 vote.

Material Rights

The total amount outstanding includes 2,395,167 shares to be issued pursuant to outstanding warrants.

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

Material Rights

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are premitted by th e Delaware General Corporation Law.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,072,644.75
  Number of Securities Sold: 1,430,193
  Use of proceeds: Stock sold here at par value
  Date: February 27, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,797,327.40
  Number of Securities Sold: 1,998,091
  Use of proceeds: Developing products
  Date: December 18, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 27,591
  Use of proceeds: n/a
  Date: January 25, 2022
  Offering exemption relied upon: Regulation D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 38,588
  Use of proceeds: n/a
  Date: July 05, 2022
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021 - Please use this as an example

Revenue

Revenue for fiscal year 2020 was $10,000 compared to $0 in fiscal year 2021.

In 2021 the company transitioned from research and development to beginning production and preparing for product sales and support.

Cost of sales

Cost of Sales for fiscal year 2020 was $8,827 compared to $0 in fiscal year 2021.

In 2021 the company transitioned from research and development to beginning production and preparing for product sales and support.

Gross margins

Gross margins for fiscal year 2020 were $1,173 compared to $0 in fiscal year 2021.

In 2021 the company transitioned from research and development to beginning production and preparing for product sales and support.

Expenses

Expenses for fiscal year 2020 were $361,862 compared to $1,056,842 in fiscal year 2021.

In 2021 we increased our employee headcount and raised a larger round on Startengine. We also contracted the development of crucial electronic components for our upcoming production run.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not sold a mass-produced product yet.

Past cash was primarily generated through equity investments. Our goal is to increase cash flow and reach profitability in 2023. We plan to generate revenue through sales of our SideCar product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2022, the Company has capital resources available in the form of $1,363,798.46 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the purchase of the components needed to manufacture 1,000 units of SideCar.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 16 months. This is based on a current monthly burn rate of $75,000 for expenses related to salaries, inventory, operations, R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6 years. This is based on a current monthly burn rate of $75,000 for expenses related to salaries, inventory, operations, R&D.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital or a public offering.

Indebtedness

- **Creditor:** Shareholder
  Amount Owed: $227,525.00
  Interest Rate: 1.6%

Related Party Transactions

- **Name of Entity:** Shareholder
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. At December 31, 2020, the amount of advances outstanding is $227,525 and is recorded under 'notes payable related party' on the balance sheet.
  Material Terms: These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2021 and 2021 was $98,921 and $96,513, respectively.

Valuation

Pre-Money Valuation: $53,075,622.71

Valuation Details:

The Epilog valuation model is based on scaling sales of our SideCar self-driving product from one thousand units expected in 2023 to about 50K units annually by 2025. SideCar has been in development for several years now, has been extensively tested and the first 1000 units are entering production. The market size for SideCar is around 10 million vehicles, either already on the road or expected to enter service in the next 3 years. These vehicles have driver assistance features installed from the factory, mainly Lane Keeping Assist Systems (LKAS) that make them plug and play with SideCar.

In our financial model we assume 1% market penetration despite our technology being in a leading position to take over the entire self-driving add-on market. On the revenue side, our valuation model assumes 50% quarterly growth at the start, slowing to 25% quarterly growth in 3 years as the operation expands. The expense side scales costs as a function of units expected sold, to support sales, support, and manufacturing operations and uses actual 2021/2022 numbers as a base.

A summary of our projected (i) Cost of Goods Sold, (ii) Gross Margins and (iii) Fixed Costs:

2023

(i) $0.6M (ii) $0.4M (iii) $1.2M

2024

(i) $12M (ii) $5.7M (iii) $3.7M

2025

(i) $61M (ii) $29.3M (iii) $12.3M

The value of the business is calculated using two different techniques. The Discounted Cash Flow (DCF) model uses the future value of expected EBITDAs over 3 years. A second approach estimates the valuation by multiplying by a factor obtained from comparable companies that were recently acquired. The company valuation assumes multiples between 3x to 7x and discount rates 8% to 16%. This valuation is in the range of $33M to $128M. The management feels comfortable with a number in the mid-range ($53M) lower end of the multiples (3x) and 12% discount range. In building the model Epilog management relies on their extensive experience building and scaling sales, marketing, and manufacturing operations. We are assuming that there will be a steady supply of components in the years ahead and the massive supply chain disruptions will be mitigated.

Please see Risk Factors for additional information regarding the use of forward looking information.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-

LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

This pre-money valuation was calculated internally by the Company without the use of any forma third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently has no options outstanding or reserved for issuance. The company currently has no convertible securites other than warrants outstanding.

In making this calculation, we have assumed all preferred stock is converted to common stock

In making this calculation, we have not assumed any outstanding warrants with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,001.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  94.5%
  Building inventory of components.

If we raise the over allotment amount of $4,999,998.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Buying ads to reach potential customers

- *Research & Development*
  15.0%
  Further developing our optical technologies

- *Company Employment*
  15.0%
  Paying our employees

- *Operations*
  15.0%
  Buying office equipment, etc

- *Inventory*
  34.5%
  Buying components to use in our products

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.epilog.com (www.epilog.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/epilog-cf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Epilog Imaging Systems, Inc.

[See attached]

FINANCIAL STATEMENTS.

EPILOG IMAGING SYSTEMS, INC.

Audited Financial Statements

For the Years Ended December 31, 2021, and 2020

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Epilog Imaging Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epilog Imaging Systems, Inc. ("the Company") as of December 31, 2021, and 2020, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and net losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Patents

Description of the Critical Audit Matter

As discussed in Note 3 to the financial statements, patents are recorded at cost and amortized over useful life. Auditing management's determination of useful life of patents and impairment of patents was complex and highly judgmental due to the significant estimation required.

How the Critical Audit Matter Was Addressed in the Audit

To test the estimated useful life of patents, we performed audit procedures that included, among other things, assessing methodologies, testing the significant assumptions related to impairment of patents and testing useful lives for appropriateness. We tested the existence of the patents, utilized our own estimates, and compared our expected results to management's estimates.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2019.

Spokane, Washington
October 3, 2022

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2021, and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,256,284	$ 376,482
TOTAL CURRENT ASSETS	1,256,284	376,482
FURNITURE AND EQUIPMENT, NET	63,548	23,390
SECURITY DEPOSIT	2,170	2,170
INTANGIBLE ASSETS, NET	290,118	311,549
TOTAL ASSETS	$ 1,612,120	$ 713,591
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 119,912	$ 75,167
Accrued interest, related party	98,921	96,513
Advances, related party	15,451	13,677
Notes payable, related party	227,525	227,525
TOTAL CURRENT LIABLITIES	456,809	412,882
TOTAL LIABILITIES	456,809	412,882
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common Stock, $0.0001 par value; 25,000,000 shares authorized; 15,743,647 and 13,648,927 shares issued and outstanding	1,574	1,365
Additional paid-in capital	3,380,852	1,428,412
Subscriptions receivable	(100,000)	(90,534)
Shares to be issued	-	31,255
Accumulated deficit	(2,132,115)	(1,069,789)
TOTAL STOCKHOLDERS' EQUITY	1,150,311	300,709
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,607,120	$ 713,591

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2021, and 2020

	2021	2020
Revenue	$ -	$ 10,000
Cost of goods sold	-	8,827
GROSS PROFIT	-	1,173
OPERATING EXPENSES		
Advertising and promotion	344,234	78,705
Auto and travel	21,211	6,188
General and administrative expense	67,606	45,267
Insurance	9,820	292
Payroll expense	270,015	83,057
Professional fees	95,666	77,092
Occupancy and facility	83,357	35,299
Research and development	102,470	12,335
Depreciation and amortization	62,463	24,800
TOTAL OPERATING EXPENSES	1,056,842	363,035
NET LOSS FROM OPERATIONS	(1,056,842)	(361,862)
OTHER INCOME (EXPENSE)		
Gain on settlement of debt	-	72,309
Interest expense	(5,484)	(2,410)
TOTAL OTHER INCOME (EXPENSE)	(5,484)	69,899
NET LOSS BEFORE INCOME TAX	(1,062,326)	(291,963)
Provision (benefit) for income tax	-	-
NET LOSS	$ (1,062,326)	$ (291,963)
Basic and diluted loss per share	$ (0.07)	$ (0.02)
Basic and diluted weighted average shares outstanding	14,230,201	13,684,927

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2021, and 2020

	Common stock						
	Shares issued	Par value $0.0001 per share	Additional paid in capital	Subscriptions receivable	Shares to be issued	Accumulated deficit	Total shareholders' equity
BALANCE, December 31, 2019	12,297,696	$ 1,226	$ 580,849	$ -	$ -	$ (777,826)	$ (195,751)
Common shares issued for cash	1,387,231	139	1,009,031	(90,534)	-	-	918,636
Issuance costs	-	-	(161,468)	-	-	-	(161,468)
Shares to be issued	-	-	-	-	31,255	-	31,255
Net loss	-	-	-	-	-	(291,963)	(291,963)
BALANCE, December 31, 2020	13,684,927	1,365	1,428,412	(90,534)	31,255	(1,069,789)	300,709
Common shares issued-Reg CF	42,962	4	31,251	-	(31,255)	-	-
Common shares issued for cash	1,998,091	203	2,610,374	(9,466)	-	-	2,601,111
Issuance costs	-	-	(702,508)	-	-	-	(702,508)
Shares issued for services	17,667	2	13,323	-	-	-	13,325
Net loss	-	-		-	-	(1,062,326)	(1,062,326)
BALANCE, December 31, 2021	15,743,647	$ 1,574	$ 3,380,852	$ (100,000)	$ -	$ (2,132,115)	$ 1,150,311

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021, and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,062,326)	$ (291,963)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	62,463	24,800
Shares issued for services	13,325	-
Changes in operating assets and liabilities:		
Other assets	-	(2,170)
Accounts payable and accrued liabilities	44,745	(122,242)
Accrued liabilities, related party	4,182	5,807
Net cash used by operating activities	(937,611)	(385,768)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(50,277)	(25,189)
Patent filings	(30,913)	(5,688)
Net cash used by investing activities	(81,190)	(30,877)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of issuance costs	1,898,603	788,423
Repayment of convertible notes	-	(30,000)
Proceeds from related parties	-	4,000
Net cash provided by financing activities	1,898,603	762,423
Net increase in cash and cash equivalents	879,802	345,778
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	376,482	30,704
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,256,284	$ 376,482
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid in cash	$ 589	$ -
Taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTEMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2021, and 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010, under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

On July 12, 2021, Epilog formed a new wholly-owned subsidiary, Aperis, LLC ("Aperis"), a California limited liability company. Aperis was established to differentiate the branding for the Company's queue management products, distinguishing it from the self-driving technology of Epilog Imaging Systems, Inc.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Aperis, LLC. All intercompany balances and transactions are eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets, the collection of accounts receivable, valuation of inventory and intangible assets.

Reclassifications

Certain reclassifications have been made to the 2020 financial statements to conform to the 2021 presentation. These reclassifications have no effect on the results of operations, shareholders' equity and cash flows as previously reported.

Risks and Uncertainties

As of December 31, 2021, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position.

Cash and Cash Equivalents

The Company maintain the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per commercial bank, at times the Company may exceed the FDIC limits. For purposes of the statement of cash flows the Company considers all cash and highly liquid investments with initial maturities of one year or less to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit.

Accounts Receivable

The Company may grant credit to our customers and does not require collateral. The Company's ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by us. Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

Equipment

Equipment is stated at cost. Significant improvements are capitalized and depreciated. Depreciation of equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in operating expenses.

Long –Lived Assets

Management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long-lived assets impairment is determined by management. There can be no assurance however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021, and December 31, 2020, the Company recognized $344,234 and $78,705, respectively in advertising costs recorded under the heading 'General and administrative' in the statement of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2021, or December 31, 2020.

Convertible Notes

The Company received $30,000 from an investor in December 2019 for a convertible note as part of a funding campaign. The loan was never finalized, and the funds were returned to the investor in January 2020. There was no actual note signed and therefore no specific terms.

Revenue Recognition

The Company recognizes revenue under ASU No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* ("ASC 606").

Performance Obligations Satisfied Over Time

FASB ASC 606-10-25-27 through 25-29, 25-36 through 25-37, 55-5 through 55-10

An entity transfers control of a good or service over time and satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a. The customer receives and consumes the benefits provided by the entity's performance as the entity performs (as described in FASB ASC 606-10-55-5 through 55-6).

b. The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (as described in FASB ASC 606-10-55-7).

c. The entity's performance does not create an asset with an alternative use to the entity (see FASB ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (as described in FASB ASC 606-10-25-29).

Performance Obligations Satisfied at a Point in Time
FASB ASC 606-10-25-30

If a performance obligation is not satisfied over time, the performance obligation is satisfied at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity should consider the guidance on control in FASB ASC 606-10-25-23 through 25-26. In addition, it should consider indicators of the transfer of control, which include, but are not limited to, the following:

a. The entity has a present right to payment for the asset

b. The customer has legal title to the asset

c. The entity has transferred physical possession of the asset

d. The customer has the significant risks and rewards of ownership of the asset

e. The customer has accepted the asset

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. In addition, a) the company also does not have an alternative use for the asset if the customer were to cancel the contract, and b.) has a fully enforceable right to receive payment for work performed (i.e., customers are required to pay as various milestones and/or timeframes are met)

For the year ended December 31, 2020, the company recognized revenue of $10,000. The revenue in 2020 was derived solely from one customer. The Company delivered a proof-of-concept 8K video and dual mode thermal imaging camera with onboard artificial intelligence platform during the year ended December 31, 2020. There was no revenue recognized during the year ended December 31, 2021.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

The Company is unable to reasonably estimate future costs that will be incurred under its warranty program on revenue recognized as of December 31, 2021, and the Company anticipates the amounts associated with revenues recognized as of December 31, 2021, to be immaterial to the financial statements.

No revenue was recognized for the year ended December 31, 2021.

Fair Value of Financial Instruments

The Financial Accounting Standards Board issued ASC (Accounting Standards Codification) 820-10 (SFAS No. 157), "Fair Value Measurements and Disclosures" for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1 -Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 -Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash, prepaid expenses, inventory, accounts payable, convertible notes payable, advances from related parties. The estimated fair value of cash, prepaid expenses, investments, accounts payable, convertible notes payable and advances from related parties approximate their carrying amounts due to the short-term nature of these instruments.

The carrying amount of accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Other Comprehensive Income

There are no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Earnings per share

Basic Earnings Per Share ("EPS") is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants and other convertible instruments.

At December 31, 2021, the Company had outstanding common shares of 15,743,647 used in the calculation of basic earnings per share. Basic weighted average common shares and equivalents for the year ended December 31, 2021, were 14,230,201. As of December 31, 2021, there was no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

Research and Development

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the year ended December 31, 2020, the Company recognized $12,334 in research and development costs. During the year ended December 31, 2021, the Company recognized $102,470 in research and development costs.

Share-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award.

On September 14, 2020, the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and their basis for tax purposes and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018, H.R. 1, originally known as the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate ("Federal Tax Rate") from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2020, using a U.S. Federal Tax Rate of 21% and an estimated state of California rate of 9%.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company is no longer subject to U.S. federal tax examinations for years prior to fiscal 2018. Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

As of December 31, 2021, we had a net operating loss carry-forward of approximately $2,132,115 and a deferred tax asset of $639,635 using the statutory rate of 30% (US. Federal rate of 21% and the state of California rate of 9%. For tax years prior to January 2018, the deferred tax asset may be recognized in future periods, not to exceed 20 years. Under the CARES Act, NOLs arising in tax years beginning after December 31, 2017, and before January 1, 2021 (e.g., NOLs incurred in 2018, 2019, or 2020 by a calendar-year taxpayer) may be carried back to each of the five tax years preceding the tax year of such loss. Since the enactment of the Tax Cuts and Jobs Act of 2017 (TCJA), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to 80% of taxable income. The Cares act temporarily removes the 80% limitation, reinstating it for tax years beginning after 2020. However, due to the uncertainty of future events we have booked valuation allowance of $639,635. FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2021 the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	December 31, 2021	December 31, 2020
Deferred tax asset	$ 639,635	$ 320,957
Valuation allowance	(639,635)	(320,957)
DEFERRED TAX ASSET (NET)	$ -	$ -

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use ("RTU") asset and lease liability on the consolidated balance sheets. RTU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $2,132,115 through December 31, 2021, and net loss of $1,062,326 for the year ended December 31, 2021. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Recent Accounting Pronouncements:

Accounting Standards Updates Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. Adoption of this update on January 1, 2021, had no impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

Leases: In February 2016, FASB issued ASU. 2016-02: Leases (Topic 842) which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company will adopt the new standard effective January 1, 2022 using a modified retrospective method and will not restate comparative periods. The Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the Company's balance sheet for its real estate operating leases; and (2) providing significant new disclosures about the Company's leasing activities.

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses [codified as Accounting Standards Codification Topic (ASC) 326]. ASC 326 adds to US generally accepted accounting principles (US GAAP) the current expected credit loss (CECL) model, a measurement model based on expected losses rather than incurred losses. Under this new guidance, an entity recognizes its estimate of expected credit losses as an allowance, which the FASB believes will result in more timely recognition of such losses. This will become effective in January 2023 and the impact on the company is under evaluation.

In August 2020, the FASB issued ASU No. 2020-06 Debt – Debt With Conversion And Other Options (Subtopic 470-20) And Derivatives and Hedging – Contracts In Entity's Own Equity (Subtopic 815-40): Accounting For Convertible Instruments And Contracts In An Entity's Own Equity. The update simplifies the accounting for and disclosures related to company debt that is convertible or can be settled in a company's own equity securities. The update is effective for fiscal years beginning after December 15, 2021. Management is evaluating the impact of this update on the Company's consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – PLANT AND EQUIPMENT

For the years ended December 31, 2021 and 2020, the company acquired additional equipment at a cost of $50,277 and $25,189, respectively. Depreciation expense for the years ended December 31, 2021, and 2020, respectively, was $10,119 and $1,800.

	December 31, 2021	December 31, 2020
Furniture and equipment	$ 89,553	$ 73,710
Vehicle	34,434	-
Warehouse equipment	9,902	9,902
Total property and equipment	133,889	83,612
Less accumulated depreciation	(70,341)	(60,222)
PROPERTY AND EQUIPMENT, NET	$ 63,548	$ 23,390

NOTE 3 – INTANGIBLE ASSETS

Description	Number	Grant date	December 31, 2021	December 31, 2020
Patents granted				
Compound dome camera assembly	7-274-381	9/25/2007	$ 137,707	$ 137,707
Super resolution imaging and tracking system	6-833-843	12/21/2004	140,842	140,842
High density storage system	7-573-715	8/11/2009	134,027	134,027
Super resolution binary imaging and tracking system	9-137-433	9/15/2015	10,811	10,811
Compound dome camera assembly	9-485-395	9/1/2016	37,556	37,556
Compound dome camera assembly	10-148-916	12/4/2018	15,959	15,959
Super resolution binary imaging and tracking system	10-348-963	7/9/2019	32,367	32,367
Super resolution imaging and tracking system	10-404-910	9/3/2019	24,855	24,855
Automated digital magnifier system with hand gesture controls	10-599-920	3/24/2020	7,888	7,888
Method and apparatus for obtaining enhanced resolution images	10-924-668	2/16/2021	32,755	-
Total - Patents granted			574,767	542,012
Trademark - Quantum Definition		2/2/2017	3,306	3,306
Total - Patents and trademarks granted			578,073	545,318
Patents and trademarks pending			63,715	65,557
Other intangible assets			22,000	22,000
Less accumulated amortization			(373,670)	(321,326)
INTANGIBLE ASSETS, NET			$ 290,118	$ 311,549

Amortization expense for the year ended December 31, 2021 and 2020, was $52,344 and $23,000, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

The patents that are being amortized were purchased and recorded at cost over useful lives of 17 years. Trademarks are amortized over useful lives of 10 years.

On August 3, 2021, the trademark SIDECAR has been allowed by the United States Patent and Trademark Office (USPTO.) The allowance is an International Class 9 authorization for a "Day and night vision system primarily comprising motion sensors and a camera for assisting drivers of vehicles." Epilog's self-driving product was previously called "Sherpa" and the name change to Sidecar was motivated because of potential trademark conflicts.

On September 14, 2021 a new patent application was filed with the USPTO. On September 24, 2021, three Epilog patents and patent applications were extended to international filings.

Management periodically considers the need for impairment of the intangible assets and currently has no need for impairment. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred, and no work related to the agreement has been performed.

On September 14, 2020, the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place. For the year ended December 31, 2021, the board of directors approved to allocate an additional 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place. At such time as a company stock option plan is adopted and specific terms have been communicated to recipients, the fair value of the options granted shall be calculated using the Black-Scholes model with inputs including term of stock options (in years), exercise price, vesting conditions and risk-free rate.

On April 1, 2020, Epilog entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The original term of the lease was April 1, 2020, through April 31, 2021, at the rate of $2,170 per month. On August 1, 2020, the lease was revised to include some additional space and extended through Dec 31, 2021. The new monthly rate effective August 1, 2020 is $2,470 per month and will increase to $2,544 per month on May 1, 2021. For the years ended December 31, 2021, and December 31, 2020, the Company recognized rent expense of $20,272, respectively

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022, to December 31, 2023, at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023 (Note 7).

For the year ended December 31, 2021, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $5,500 per month for the period commencing May 15, 2021 and ending June 30, 2022. For the year ended December 31, 2021, the company expensed $33,000 related to the lease.

The schedule of future obligations under the leases are as follows:

Schedule of lease obligations:

Year ending December 31, 2022		65,364
Year ending December 31, 2023	$	66,324
TOTAL	$	131,688

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. During the year ended December 31, 2021, the shareholder advanced $Nil to the Company. At December 31, 2021, the amount of advances outstanding is $227,525 and is recorded under 'notes payable related party' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2021 and 2020 was $98,921 and $96,513, respectively.

For the year ended December 31, 2021, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $5,500 per month for the period commencing May 15, 2021, and ending June 30, 2022. The officer utilizes a room in the premises for his personal use. The remainder of the premises and garage area are utilized for Company business. For the year ended December 31, 2021, the company expensed $33,000 related to the lease.

NOTE 6 – STOCKHOLDERS' EQUITY

Common stock

The Company is authorized to issue 25,000,000 shares of common stock at $0.0001 par value.

Preferred stock

The Company's Articles of Incorporation authorize 5,000,000 shares of $0.0001 par value Preferred Stock available for issuance with such rights and preferences, including liquidation dividend, conversion and voting rights, as the Board of Directors may determine.

In 2020, the Company issued a total of 1,387,231 common shares for cash proceeds of $788,423 net of issuance costs of $161,467. We also had 42,962 shares to be issued for a total dollar amount of $31,255. We also had outstanding stock subscriptions receivable of $90,534.

On January 22, 2021, the company issued a total of 17,667 shares of common stock priced at 75 cents a share to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021, we issued 42,962 shares from our Reg CF offering valued at $.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

Between March 1, 2021, and March 14, 2021, the company conducted it's Reg A+ TTW campaign, on CNN, NFL NET, BLOOMBERG networks.

On March 11, 2021, the company entered an escrow services agreement with Prime Trust, LLC. Prime Trust serves as a third-party escrow agent for subscribers to the Epilog Regulation A+ offering, up to a maximum of 5,000,000.

On March 16, 2021, the company completed filing of registration to sell shares in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri. Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, U.S. Virgin Islands and Puerto Rico.

On March 28, 2021, the company launched its Reg A+ campaign on Start Engine.

For the year ended December 31, 2021, the company entered a series of zero-interest loan agreements with StartEngine Primary, LLC totaling $299,593 to cover the costs of advertising and promotion services. All marketing loans were repaid as of December 31, 2021.

For the year ended December 31, 2021, the Company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,601,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

As of December 31, 2021, and 2020, the Company had shares to be issued of $Nil and $29,974, respectively.

As of December 31, 2021, and 2020, the Company had outstanding stock subscriptions receivable of $100,000 and $90,534, respectively.

NOTE 7 – SUBSEQUENT EVENTS

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022, to December 31, 2023, at the rate of $2,697 per month for the period commencing January 1, 2002 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December, 31, 2023.

On January 25, 2022, the Company issued 27,591 of its Common Stock to StartEngine with a fair value of $20,693 in conjunction with its Reg CF securities offering.

On July 5, 2022, the Company issued an additional 1,125 of it Common Stock to StartEngine with a fair value of $844 in conjunction with its Reg CF securities offering

On July 5, 2022, the Company issued 38,588 of its Common Stock to StartEngine with a fair value of $54,203 in conjunction with its Reg A+ securities offering.

As of August 22, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering (Note 6) for $714,813 for cash proceeds of $617,794, net of issuance costs of $97,020.

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2021, through October 3, 2022, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Epilog is not live or open to the public at this moment.

Transforming how machines see the world

INVEST IN EPILOG TODAY!

Epilog has created a breakthrough AI vision technology for self-driving vehicles: SideCar. We are in the process of manufacturing the first 1,000 units to sell in 2023.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


epilog
what if your car could drive itself?

REASONS TO INVEST

- We believe Epilog has developed and patented super-resolution vision technologies that can disrupt numerous fast-growing markets. We are in the process of manufacturing the first 1,000 units to sell in 2023.
- Epilog's products could address multi-billion dollar markets with a significant cost-performance lead over the competition.
- Our IP position includes 10 patents granted.

Patented optical designs with cutting-edge AI

Epilog was founded in 2015 by Michael and Lance Mojaver with the goal of elevating machine vision systems to superhuman capabilities. We use patented optical designs with cutting-edge AI to create low-cost devices that make life better. SideCar will be our premier product — addressing a massive market of millions of cars that can be made self-driving today. With efficient production of the cameras needed for safe and accurate self-driving devices, SideCar will allow individuals to transform their current car into a car of the future. We have raised over $4.5 million with more than 4500 investors.


SIDECAR
Self-driving retrofit for existing cars

*Product is currently in development and not yet available on the general market.

THE PROBLEM

Current self-driving systems neglect the largest market: existing cars

Driving wastes your valuable time. Tasks such as washing dishes and doing laundry are mundane and repetitive and have been automated thanks to advances in technology. Driving is next.

Right now self-driving availability is restricted to specific brands of new and expensive cars. Leading self-driving companies have defined autonomous capabilities under their terms, with billions of dollars poured into development that only benefits a few. **The current distribution of self-driving capabilities neglects the largest market — existing cars.**


detected
not detected

*This image is computer generated to provide an example of current machine vision systems detection capabilities.

THE SOLUTION

Paving the road for millions of compatible cars

SideCar is here to change the narrative. We plan to open the door to millions of compatible cars that are already on the road by offering a way to modernize your vehicle at a fair price — $999 (product not yet sold on market).

SideCar is a device attached to the inside of the windshield, right behind the rearview mirror. Our technology uses the existing LKAS (lane-keeping assist) and ACC (automatic cruise control) systems in the car to tap into gas, steering, and brakes. Our AI, paired with Epilog optics, gives the user the highest quality self-driving experience available.



*Product is currently in development and not yet available on the general market.

We want to be the platform that bridges the gap in the self-driving market. With an affordable price-point and an untapped market of consumers, we believe SideCar will be the device that changes the game.

The Market & Our Traction

Collaborations with major players and products that work!

The immediate market for Epilog technology is driver assistance and retrofitting ~50 million cars on the road today, as well as those designed for 2025 and later (source).

We have created a production-ready model in partnership with one of the world's largest contract manufacturers Jabil Optics and in collaboration with several large OEM automotive manufacturers. With 10 patents granted we are looking to bring our proprietary, affordable tech to even more industries.


8
Issued Patents
1
Pending Patent

WHY INVEST

Production-ready product, great price and billions of market space

We believe advancements in robotics will bring huge benefits to society. From driving your car to making your food, boring and repetitive tasks will be automated by advances in AI technology. We think Epilog is in a position to improve the lives of millions through our advanced AI vision systems, starting with SideCar and perhaps one day even humanoid robots. Let's create the future!



*Product is currently in development and not yet available on the general market.

ABOUT

HEADQUARTERS
75 E. Santa Clara Street, Suite 600
San Jose, CA 95113

VALUATION
$53.08M

Epilog has created a breakthrough AI vision technology for self-driving vehicles: SideCar. We are in the process of manufacturing the first 1,000 units to sell in 2023.

TEAM



Lance Mojaver
CTO & Director

Lance is the principal architect and developer for device, client, and server software at Epilog. He has more than ten years of experience in real-time video software, creating video cameras from initial hardware design to user-facing product. Lance is passionate about creating cutting-edge vision solutions for robotic and consumer use cases. His most recent area of interest is creating structured 3D data with a single camera through techniques such as SLAM. Lance Mojaver is expected to take over as CEO from Michael Mojaver at the beginning January 2023. Michael will remain on the board and act as Secretary and Treasurer.



Michael Mojaver
CEO, Secretary, Treasurer & Director

Michael is a serial entrepreneur with extensive experience in funding and operating technology companies, both in the US and abroad. Michael was formerly a particle physicist and studied/worked at UC San Diego, Cornell University, Fermilab and CERN (Switzerland). Michael started other companies prior to Epilog, the last one went public (NIO, now trading as GIG:OSLO). Current main areas of interest include, artificial intelligence, optics and computer vision. Lance Mojaver is expected to take over as CEO from Michael Mojaver at the beginning January 2023. Michael will remain on the board and act as Secretary and Treasurer.



Marc Munford
VP Business Development

Marc leads Epilog's Consumer OEM Market Channel Development. Marc comes to Epilog from an extensive career in Silicon Valley startups. Previously, Marc was co-founder of NetDrive - the first Internet personal storage service (before it was called Cloud). Marc has built and run sales and business development for early stage companies such as Visto/Good Technology, Funambol, German Software, Treasure Data, and Wollongong/Attachmate. Marc learned to evangelize breakthrough technology when he was a software engineer early in his career working for Steve Jobs at NeXT. Marc's younger days in football also brings Epilog connections to major sports franchise leagues.



Rony Greenberg
Director

Business leader with a consistent and proven track record of delivering dramatically increased revenues, gross margin and profits. Experienced at efficiently orchestrating and navigating complex organizations with cross functional teams located worldwide. Highly skilled negotiator and polished communicator with superior client relationship development and ability to close revenue generating partnership contracts. Motivational leader who builds and pilots teams to create strategy and achieve results that exceed organizational objectives. Rony has been previously involved in many Silicon Valley startups.

TERMS

Epilog

Overview

PRICE PER SHARE
$2.83

VALUATION
$53.08M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$192.44

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,998.72

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,533

MAX NUMBER OF SHARES OFFERED
1,766,783

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Epilog Imaging Systems, Inc.**
Corporate Address	:	**75 E. Santa Clara Street, Suite 600, San Jose, CA 95113**
Offering Minimum	:	**$10001.22**
Offering Maximum	:	**$4,999,998.72**
Minimum Investment Amount (per investor)	:	**$192.44**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**3,533**
Maximum Number of Shares Offered	:	**1,766,784**
Price per Share	:	**$2.83**
Pre-Money Valuation	:	**$53,075,622.71**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Past Investor Bonus

Investors who have already invested in the company will receive 5% bonus shares

Time Based

10% in the first week

5% in the second week

Amount Based

$350+ | Receive a free exclusive owners T-shirt

$1,250+ | Above + 50% off SideCar (limit 1)

$2,500+ | Above + free exclusive SideCar sweater

$5,000+ | Above + free SideCar

$10,000+ | Above + extra 10% bonus shares

$25,000+ | Above + video call with founding team

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Epilog Imaging Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.83/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $283. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Past Investor Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Driving can be hard…

Accidents, traffic, and construction can make something people do every day, into a chore.

We’re here to change that.

Introducing SideCar, a revolutionary new way to make driving better.

It’s a device mounted behind your rearview mirror that taps into your car’s computer, and uses AI to automate city and highway driving.

Designed to replace your existing adaptive cruise control and lane keeping assist systems, simply activate cruise control and SideCar will apply gas, steering, and brakes until you take back control.

A driver facing camera monitors your attention to ensure safety.

Each day, SideCar learns from your local roads to perform better on your future drives, and our goal is to eventually automate your entire commute.

Adding SideCar to your vehicle is fast and easy, we plan to offer free installation and support most brands, including Toyota, Ford, Honda, Subaru, Hyundai, and Kia.

It’s for making your commute less stressful, trips around town safer, and road trips more fun.

The future of driving is here. Hop in!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:52 AM 06/28/2010
FILED 11:52 AM 06/28/2010
SRV 100694905 - 4825424 FILE

CERTIFICATE OF INCORPORATION

OF

Biotronix Corporation

FIRST. The name of the corporation is Biotronix Corporation

SECOND. Its registered office in the State of Delaware is located at 1521 Concord Pike, Suite 301, in the City of Wilmington, County of New Castle, Zip Code 19803. The registered agent in charge thereof is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 30,000,000, of which 25,000,000 shares of par value $0.0001 per share shall be designated as Common Stock and 5,000,000 shares of par value $0.0001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitation and restrictions thereof, which are permitted by the Delaware General Corporation Law, of the shares of each series of Preferred Stock. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such series, voting together as a single class.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., 7083 Hollywood Blvd., Suite 180, Los Angeles, CA 90028.

SIXTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty shall be eliminated to the fullest extent permissible under Delaware law. The corporation is authorized to indemnify its directors and officers to the fullest extent permissible under Delaware law.

IN WITNESS WHEREOF, the undersigned incorporator has executed this Certificate of Incorporation on the date below.

Date: June 25, 2010

LegalZoom.com, Inc., Incorporator

By: ______________________

Sheila Dang, Asst. Secretary